EXHIBIT 99.1

Lower Court in Mexico Rules on Constitutionality of Mexican Mineral Title System and Former Claims Held by Almaden

VANCOUVER, British Columbia, April 15, 2019 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. and its 100% owned Mexican subsidiary (“Almaden” or “the Company”; TSX: AMM; NYSE American: AAU) has learned that a lower court in Puebla State has ruled that Mexico’s mineral title system is unconstitutional because consultation is not required before the granting of mineral title.  The lawsuit was filed against the Mexican government regarding claims originally held by Almaden which covered a large area including the Ixtaca deposit. This ruling can be appealed by both the Government of Mexico and Almaden. The Company believes that this lawsuit is part of a broad effort by special interest groups to change the mining law and there are other similar actions active across Mexico.

Almaden’s original mineral claims, which totalled approximately 14,000 hectares and are the subject of this lawsuit, were granted many years ago in full compliance with Mexican law. The lower court has ruled that the Mexican mineral title system is unconstitutional and as a result these original mineral claims should be held exclusively for Almaden until such time as consultation can be completed.

However, these original claims were already voluntarily cancelled by the Company and Almaden’s current claims covering the Ixtaca deposit, which total approximately 7,200 hectares, are not the subject of this court decision. No communities within the area of the Company’s current claims or within the area of influence of the Ixtaca project are party to this lawsuit.

It is important to note following:

  This ruling is not a commentary on the well-documented community consultation which Almaden has been engaged in for the last 18 years (see press release of March 19, 2019). This ruling suggests that consultation must be conducted by the Government of Mexico prior to the granting of mineral title;

  The Company submitted its environmental permit for the Ixtaca project earlier this year and continues to advance Ixtaca towards production.

Almaden’s intention is to build a mine which reflects the best available technology and best applicable practice both socially and technically.

About Almaden
Almaden Minerals Ltd. owns 100% of the Ixtaca project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Ltd. The Ixtaca Gold-Silver Deposit was discovered by Almaden in 2010.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Forward Looking Statements

Neither the Toronto Stock Exchange (TSX) nor the NYSE American have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are “forward-looking information” or “forward-looking statements” (collectively, “Forward-Looking Information”) within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward Looking Information includes, but is not limited to, disclosure regarding an appeal of the court ruling, possible cancellation of mineral titles, retroactively of the court ruling and the Ixtaca project environmental permitting and are based on assumptions about future economic conditions and courses of action; the timing and costs of future activities on the Company’s properties, including but not limited to development and operating costs in the event that a production decision is made; success of exploration, development and environmental protection and remediation activities; permitting time lines and requirements; requirements for additional capital; the potential effect of proposed notices of environmental conditions relating to mineral claims; planned exploration and development of properties and the results thereof; planned expenditures and budgets and the execution thereof. In certain cases, In preparing the Forward-Looking Information in this news release, the Company has applied several material assumptions, including, but not limited to, that the Government of Mexico will continue to take the same positions with respect to mineral tenure in any appeal as it did before the lower court, any additional financing needed will be available on reasonable terms; the exchange rates for the U.S., Canadian, and Mexican currencies will be consistent with the Company’s expectations; the taxation policies which will apply to the Ixtaca Project will be consistent with the Company’s expectations, that the current exploration, development, environmental and other objectives concerning the Ixtaca Project can be achieved and that its other corporate activities will proceed as expected; that the current price and demand for gold and silver will be sustained or will improve; that general business and economic conditions will not change in a materially adverse manner, that third party contractors and equipment, including the Rock Creek mill, will be available and operate as anticipated, and that all necessary governmental approvals for the planned exploration, development and environmental protection activities on the Ixtaca Project will be obtained in a timely manner and on acceptable terms; the continuity of the price of gold and silver, economic and political conditions and operations. Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the Forward-Looking Information. Such risks and other factors include, among others, risks related to the availability of financing on commercially reasonable terms and the expected use of proceeds; operations and contractual obligations; changes in exploration programs based upon results of exploration; changes in estimated mineral reserves or mineral resources; future prices of metals; availability of third party contractors; availability of equipment; failure of equipment to operate as anticipated; failure of the Rock Creek Mill to arrive on site or operate as expected; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry; environmental risks, including environmental matters under Mexican rules and regulations; impact of environmental impact assessment requirements on the Company’s planned exploration and development activities on the Ixtaca Project; certainty of mineral title; community relations; delays in obtaining governmental approvals or financing; fluctuations in mineral prices; the Company’s dependence on one mineral project; the nature of mineral exploration and mining and the uncertain commercial viability of certain mineral deposits; the Company’s lack of operating revenues; governmental regulations and the ability to obtain necessary licences and permits; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; currency fluctuations; changes in environmental laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; risks related to dependence on key personnel; estimates used in financial statements proving to be incorrect; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-Looking Information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to Forward-Looking Information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/